                                                                      EXHIBIT 99

                    DiVall Insured Income Properties 2, L.P.

                                 QUARTERLY NEWS
================================================================================
  A publication of The Provo Group, Inc.                  FIRST QUARTER 2002


Partnership Overview

As you will see in the Property Highlights section, we have a lot of activity in the Partnership right now. We currently have four vacancies, but two of the vacant properties continue to pay rent and abide by the terms of the Lease. Certainly, a vacancy can be seen as a negative (especially if the tenant is not abiding by the terms of the Lease), however in the long term a vacancy can sometimes add value to the Partnership. Here's how ..
          ---

If the Partnership owns properties occupied by Tenants that have poor sales and/or a weak concept, this affects the value of the portfolio. If that property is replaced by a stronger restaurant, we have both increased the value of the portfolio and will likely collect higher rents. (If the sales are higher, percentage rents may be collected when they weren't previously). If this is done with no vacancy cost (keeping in mind that both of the Hardee's continue to pay the monthly rent), it is a win-win situation.

We want to assure you that even given some of the less positive activity which has occurred during the First Quarter, we continue to expect to distribute two million dollars during 2002 (or $43 per unit). We feel we budget conservatively and have taken into consideration possible vacancies and legal situations.



See Inside

Distribution Highlights ....................................................   2

Fourth Quarter Statements of Income & Cash Flow Changes ....................   2

Property Highlights ........................................................ 2-3

Questions & Answers ........................................................   3

Advisory Board Information .................................................   4

Page 2                              DiVall 2                              1 Q 02


                             DISTRIBUTION HIGHLIGHTS

..  $500,000 total amount distributed     .   $10.80 per unit (approx.) for the
   for the First Quarter 2002 which is       First Quarter 2002.
   $15,000 lower than originally
   projected.

..  The First Quarter distribution        .   $1,110.00 to $912.00 range of
   represents an approximate 8.8%            distributions per unit from the
   annualized return from operations         first unit sold to the last unit
                                             -----                  ----
   based on $22,680,000 (estimated net       sold before the offering closed
   asset value as of 12/31/01).              (February 1990), respectively.
                                             (NOTE: Distributions are from both
                                                                           ----
                                             cash flow from operations and "net"
                                             cash activity from financing and
                                             investing activities.)

                  Statements of Income and Cash Flow Highlights

.. Operating Revenues were $22,000 higher than anticipated. We received notice from Village Inn of their intent to vacate, and therefore, we budgeted accordingly. However, we have continued to bill Village Inn for the rents as their Lease does not expire until 2009.

.. Operating expenses were 7% higher than expected. This increase is primarily due to legal expenses due to the Denny's bankruptcy and the Mulberry Street Grill lawsuit.

                               Property Highlights

..  Hardee's (South Milwaukee, WI) has vacated the property. The Lease expired on
   November 30, 2001. We are actively seeking a new tenant for this location.

.. Village Inn (Grand Forks, ND) was delinquent at December 31, 2001, in the amount of $24,921.50. This amount represents January, February and March rent and late fees. We have defaulted this tenant and retained an attorney in Grand Forks to file suit on our behalf.

..  Miami Subs (Palm Beach, FL) was delinquent at March 31, 2002 in the amount of
   $6,921.88. A portion of this represents percentage rent which was billed in January. The remaining amount of $3,180 is the balance due for rent. The rent increased in January and the tenant has failed to pay the increase. The tenant has been defaulted.

.. Denny's (Phoenix, AZ) was delinquent at March 31, 2002 in the amount of $499.78. This amount is for property repairs which the Landlord paid directly.

..  Popeye's (Park Forest, IL) was delinquent at March 31, 2002 in the amount of
   $72,077. This amount represents percentage rent which was billed in January. The tenant has been defaulted, and we anticipate receiving the full amount during the 2/nd/ quarter consistent with prior years.

Page 3                              DiVall 2                              1 Q 02


                               PROPERTY HIGHLIGHTS

.. Mulberry Street Grill (Formerly Mr. Munchies, Phoenix, AZ) As indicated last quarter, the Ground Landlord has filed suit against us. Although they have re-leased the property to a new Tenant, they continue to seek damages and filed for Summary Judgement. The Court ruled in favor of the Ground Landlord and awarded damages in the amount of $92,000. We are appealing this ruling as the major issue here has not previously been decided in Arizona law; and the court awarded damages including tenant improvement contributions by the Ground Landlord which we adamantly dispute because they are effectively financed through the new tenant's rent.

.. Denny's (Twin Falls, ID) has filed bankruptcy. We have received verification from the courts for our claim. However, we are an unsecured creditor in a large bankruptcy proceeding. Therefore, it is unknown how much of our claim we will receive. Denny's subtenant, Fiesta Time, continues to operate at this location. This subtenant has no rights to possession of the property. The Bankruptcy Court has previously approved Denny's "rejection" of this Lease. We have filed an Unlawful Detainer with the courts and anticipate gaining possession of the property back during the 2/nd/ quarter.

.. Hardee's (Hartford, WI). We received notice from the operator that they had ceased operations in November 2001. This operator is a subtenant of Hardee's Corporate. Hardee's Corporate remains liable for all obligations under the Lease. They have continued to pay the rents and there is no balance due.

.. Hardee's (Fond du Lac, WI). We received notice from the operator that they had ceased operations in April 2002. This operator is a subtenant of Hardee's Corporate. Hardee's Corporate remains liable for all obligations under the Lease. We anticipate that they will continue to pay the rents due under the Lease.


                               QUESTIONS & ANSWERS

..  When can I expect my next distribution mailing?
   Your distribution correspondence for the Second Quarter of 2002 is scheduled to be mailed on August 15, 2002.

..  What is the new net unit value as of December 31, 2001.
   As indicated in the net asset value letters mailed on February 28, 2002, the value is $490 per unit as of December 31, 2002

..  If I have questions or comments, how can I reach your office?
   Please feel free to contact us at our toll-free number (800) 547-7686 or
   (816) 421-7444 or you may contact us by mail at: The Provo Group, Inc. 101 W. 11/th/ Street, Suite 1110, Kansas City, MO 64105. Finally, we can also be reached via e-mail at mevans@theprovogroup.com.

Page 4                              DiVall 2                              1 Q 02

Advisory Board Nominations

At this time we are requesting nominations for available positions on the Advisory Board. With the pending liquidation of the DiVall Income Properties 3, L.P., we will be looking for two limited partners to represent DiVall Insured Income Properties 2, L.P. If you are interested in serving on the Board or know an investor who would make a good Board member, please send in your nomination by mailing your name and the name of the nominated investor (If different); telephone number; and number of units invested in the Partnership. Nominations should be mailed or faxed to: The Provo Group, Inc., 101 West 11/th/ Street, Suite 1110, Kansas City, MO 64105. FAX: (816) 221.2130

Nominations must be submitted on or before Monday, June 10, 2002. Criteria to consider for a potential candidate should include the following:

..  To serve as a member representing DiVall 2, the individual must be a Limited
   Partner in DiVall and own at least fifty (50) units. (Original units were sold at $1,000 each.)

.. Individual has no conflict of interest by serving on the Board. (A "Conflict of Interest" Policy will be forwarded to the nominated Board member for their review.)

..  Individual is available to serve on the Board for two (2) consecutive years.

..  Individual is familiar with his or her investment and demonstrates a strong desire for sharing in the governance of the DiVall "Public" Partnerships -- keeping in mind all the investors' best interests.
                   ---

We will also be seeking nominations for a Broker/Dealer Representative. Please forward nominations for this person in the same fashion. Criteria include:

..  Individual was originally involved in selling DiVall Public Limited
   Partnership interests or currently has clients who are Limited Partners in the Partnerships.

.. Individual is familiar with the Partnerships; is actively involved in his or her clients' investments in the Partnerships; and demonstrates a strong desire for sharing in the governance of the Partnerships, bearing in mind the investors' best interest.

.. Individual has no conflict of interest by serving on the Board. (A "Conflict of Interest" Policy will be forwarded to the nominated Board member for their review.)

..  Individual is available to serve on the Board for two (2) consecutive years.

Upon receipt of the written nomination requests, we will contact the nominees
                    -------
with a follow-up letter, a Conflict of Interest Policy, and qualification form to complete. If you have served on the Board in previous years, please don't hesitate to nominate yourself again. Due to the limited response during the last few board nominations, we will be entertaining nominations of previous board members.

--------------------------------------------------------------------------------

                     DIVALL INSURED INCOME PROPERTIES 2 L.P.
                   STATEMENTS OF INCOME AND CASH FLOW CHANGES
                 FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2002

--------------------------------------------------------------------------------

                                                                     PROJECTED      ACTUAL        VARIANCE
                                                                   -----------------------------------------
                                                                       1ST            1ST
                                                                     QUARTER        QUARTER        BETTER
OPERATING REVENUES                                                  03/31/2002     03/31/2002      (WORSE)
                                                                   -----------    -----------    -----------
   Rental income                                                   $   487,371    $   506,385    $    19,014
   Interest income                                                       9,000          4,013         (4,987)
   Other income                                                              0          8,059          8,059
                                                                   -----------    -----------    -----------
TOTAL OPERATING REVENUES                                           $   496,371    $   518,457    $    22,086
                                                                   -----------    -----------    -----------

OPERATING EXPENSES
   Insurance                                                       $     6,612    $     6,611    $         2
   Management fees                                                      48,885         49,014           (129)
   Overhead allowance                                                    3,944          3,954            (10)
   Advisory Board                                                        4,289          3,736            553
   Administrative                                                       17,667         16,892            775
   Professional services                                                12,701         13,315           (614)
   Auditing                                                             19,800         18,085          1,715
   Legal                                                                 6,000         18,596        (12,596)
   Defaulted tenants                                                     2,100            705          1,395
                                                                   -----------    -----------    -----------
TOTAL OPERATING EXPENSES                                           $   121,998    $   130,908        ($8,910)
                                                                   -----------    -----------    -----------

INVESTIGATION AND RESTORATION EXPENSES                             $         0    $         0    $         0
                                                                   -----------    -----------    -----------

NON-OPERATING EXPENSES
   Uncollectible Receivable                                        $         0    $     2,017        ($2,017)
   Depreciation                                                         86,100         84,235          1,865
   Amortization                                                          3,563          3,304            259
                                                                   -----------    -----------    -----------
TOTAL NON-OPERATING EXPENSES                                       $    89,663    $    89,556    $       107
                                                                   -----------    -----------    -----------

TOTAL EXPENSES                                                     $   211,661    $   220,464        ($8,803)
                                                                   -----------    -----------    -----------
NET INCOME (LOSS)                                                  $   284,710    $   297,993    $    13,283

OPERATING CASH RECONCILIATION:                                                                     VARIANCE
                                                                                                 -----------
   Depreciation and amortization                                        89,663         87,539         (2,124)
   Recovery of amounts previously written off                                0              0              0
   (Increase) Decrease in current assets                               283,052        458,177        175,125
   Increase (Decrease) in current liabilities                           (8,096)      (140,998)      (132,902)
   (Increase) Decrease in cash reserved for payables                    14,832        139,806        124,974
   Advance from/(to) current cash flows for future distributions      (184,250)      (379,250)      (195,000)
                                                                   -----------    -----------    -----------
Net Cash Provided From Operating Activities                        $   479,911    $   463,268    ($   16,644)
                                                                   -----------    -----------    -----------

CASH FLOWS FROM (USED IN) INVESTING
   AND FINANCING ACTIVITIES

   Indemnification Trust (Interest earnings reinvested)                 (4,500)        (1,601)         2,899
   Principal payments received                                          39,250         39,250              0
                                                                   -----------    -----------    -----------
Net Cash Provided From Investing And Financing
   Activities                                                      $    34,750    $    37,649    $     2,899
                                                                   -----------    -----------    -----------

Total Cash Flow For Quarter                                        $   514,661    $   500,917    ($   13,745)

Cash Balance Beginning of Period                                       775,134        818,606         43,472
Less 4th quarter distributions paid 2/02                              (500,000)      (485,000)        15,000
Change in cash reserved for payables or future distributions           169,418        239,444         70,026
                                                                   -----------    -----------    -----------
Cash Balance End of Period                                         $   959,213    $ 1,073,967    $   114,753


Cash reserved for 1st quarter L.P. distributions                      (515,000)      (500,000)        15,000
Cash reserved for payment of accrued expenses                         (196,300)      (144,748)        51,552
Cash advanced from (reserved for) future distributions                (184,250)      (379,250)      (195,000)
                                                                   -----------    -----------    -----------
Unrestricted Cash Balance End of Period                            $    63,665    $    49,969       ($13,695)
                                                                   ===========    ===========    ===========

-------------------------------------------------------------------------------------------------------------
                                                                     PROJECTED      ACTUAL        VARIANCE
                                                                   ------------------------------------------
*  Quarterly Distribution                                          $   515,000    $   500,000       ($15,000)
   Mailing Date                                                        5/15/02      (enclosed)             -
-------------------------------------------------------------------------------------------------------------

*  Refer to distribution letter for detail of quarterly distribution.

PROJECTIONS FOR
DISCUSSION PURPOSES                    DIVALL INSURED INCOME PROPERTIES 2 LP
                                               2002 PROPERTY SUMMARY
                                               AND RELATED RECEIPTS

PORTFOLIO                     (Note 1)
                                               -------------------------------------  ----------------------------------------------
                                                            REAL ESTATE                              EQUIPMENT
                                               -------------------------------------  ----------------------------------------------
                                                               ANNUAL                   LEASE                  ANNUAL
                                                                BASE          %       EXPIRATION               LEASE         %
--------------------------------------------
CONCEPT                       LOCATION            COST          RENT        YIELD        DATE        COST     RECEIPTS     RETURN
--------------------------------------------   -------------------------------------  ----------------------------------------------
APPLEBEE'S               COLUMBUS, OH          1,059,465       135,780      12.82%                   84,500           0      0.00%

BLOCKBUSTER              OGDEN, UT               646,425        99,000      15.32%

DENNY'S                  PHOENIX, AZ             972,726        65,000       6.68%                  183,239           0      0.00%
DENNY'S                  PHOENIX, AZ             865,900        90,000      10.39%                  221,237           0      0.00%

VACANT                   TWIN FALLS, ID          699,032             0       0.00%                  190,000           0      0.00%

VACANT                   S MILWAUKEE, WI         808,032             0       0.00%

HARDEE'S (3)             HARTFORD, WI            686,563        64,000       9.32%
HARDEE'S (3) (6)         FOND DU LAC, WI         849,767        88,000      10.36%           (2)    290,469           0      0.00%
HARDEE'S (3)             MILWAUKEE, WI                 0             0       0.00%                  780,000           0      0.00%

HOOTER'S                 R. HILLS, TX          1,246,719        95,000       7.62%

HOSTETTLER'S             DES MOINES, IA          845,000        60,000       7.10%                   52,813           0      0.00%

KFC                      SANTA FE, NM            451,230        60,000      13.30%

MIAMI SUBS               PALM BEACH, FL          743,625        60,000       8.07%

--------------------------------------------   -------------------------------------  ----------------------------------------------

                                                  ----------------------------------------------
                                                                      TOTALS
                                                  ----------------------------------------------
                                                                      ANNUAL
--------------------------------------------
CONCEPT                       LOCATION               COST            RECEIPTS           RETURN
--------------------------------------------      ----------------------------------------------
APPLEBEE'S               COLUMBUS, OH             1,143,965           135,780           11.87%

BLOCKBUSTER              OGDEN, UT                  646,425            99,000           15.32%

DENNY'S                  PHOENIX, AZ              1,155,965            65,000            5.62%
DENNY'S                  PHOENIX, AZ              1,087,137            90,000            8.28%

VACANT                   TWIN FALLS, ID             889,032                 0            0.00%

VACANT                   S MILWAUKEE, WI            808,032                 0            0.00%

HARDEE'S (3)             HARTFORD, WI               686,563            64,000            9.32%
HARDEE'S (3) (6)         FOND DU LAC, WI          1,140,236            88,000            7.72%
HARDEE'S (3)             MILWAUKEE, WI              780,000                 0            0.00%

HOOTER'S                 R. HILLS, TX             1,246,719            95,000            7.62%

HOSTETTLER'S             DES MOINES, IA             897,813            60,000            6.68%

KFC                      SANTA FE, NM               451,230            60,000           13.30%

MIAMI SUBS               PALM BEACH, FL             743,625            60,000            8.07%

--------------------------------------------      ----------------------------------------------

Note 1: This property summary includes only property and equipment held by the Partnership as of March 31, 2002.
     2: The lease was terminated and the equipment sold to Hardee's Food
        Systems in conjunction with their assumption of the Terratron leases in November 1996.
     3: These leases were assumed by Hardee's Food Systems at a reduced rental rate from that stated in the original leases.
     4: The lease with Hardee's Food Systems was terminated as of April 30,
        2001. A new lease with Omega Restaurants was negotiated and monthly rent commmenced in October 2001.
     5: The tenant vacated the property in February 2002, however, Village Inn remains liable until a lease termination agreement with Management is executed.
     6: Management received notice that Hardee's Food Systems intends to close this restaurant in April 2002. Hardee's will remain liable until a lease termination agreement with Management is executed.

PROJECTIONS FOR
DISCUSSION PURPOSES                                                    DIVALL INSURED INCOME PROPERTIES 2 LP
                                                                             2001 PROPERTY SUMMARY
                                                                              AND RELATED RECEIPTS

PORTFOLIO                      (Note 1)
                                                  ---------------------------------------  -----------------------------------------
                                                               REAL ESTATE                              EQUIPMENT
                                                  ---------------------------------------  -----------------------------------------
                                                                   ANNUAL                    LEASE                 ANNUAL
------------------------------------------------                    BASE           %       EXPIRATION              LEASE        %
CONCEPT                        LOCATION               COST          RENT         YIELD        DATE       COST     RECEIPTS   RETURN
------------------------------------------------  ---------------------------------------  -----------------------------------------
OMEGA RESTAURANT (4)           MILWAUKEE, WI       1,010,045         84,840        8.40%                260,000        0       0.00%
   "                "                                                                                   151,938        0       0.00%

POPEYE'S                       PARK FOREST, IL       580,938         77,280       13.30%

SUNRISE PS                     PHOENIX, AZ         1,084,503        123,318       11.37%                 79,219        0       0.00%
                                                                                                         19,013        0       0.00%
VILLAGE INN (5)                GRAND FORKS, ND       739,375         96,600       13.07%

WENDY'S                        AIKEN, SC             633,750         90,480       14.28%
WENDY'S                        CHARLESTION, SC       580,938         77,280       13.30%
WENDY'S                        N. AUGUSTA, SC        660,156         87,780       13.30%
WENDY'S                        AUGUSTA, GA           728,813         96,780       13.28%
WENDY'S                        CHARLESTON, SC        596,781         76,920       12.89%
WENDY'S                        AIKEN, SC             776,344         96,780       12.47%
WENDY'S                        AUGUSTA, GA           649,594         86,160       13.26%
WENDY'S                        CHARLESTON, SC        528,125         70,200       13.29%
WENDY'S                        MT. PLEASANT, SC      580,938         77,280       13.30%
WENDY'S                        MARTINEZ, GA          633,750         84,120       13.27%

------------------------------------------------  ---------------------------------------  -----------------------------------------

------------------------------------------------  ---------------------------------------            -------------------------------
PORTFOLIO TOTALS (26 Properties)                  19,658,534      2,042,598       10.39%              2,312,428        0       0.00%
------------------------------------------------  ---------------------------------------            -------------------------------

                                                        --------------------------------
                                                                    TOTALS
                                                        --------------------------------
------------------------------------------------------               TOTAL
CONCEPT                             LOCATION                COST    RECEIPTS    RETURN
------------------------------------------------------  --------------------------------
OMEGA RESTAURANT  (4)               MILWAUKEE, WI        1,421,983     84,840     5.97%
   "                 "

POPEYE'S                            PARK FOREST, IL        580,938     77,280    13.30%

SUNRISE PS                          PHOENIX, AZ          1,182,735    123,318    10.43%

VILLAGE INN  (5)                    GRAND FORKS, ND        739,375     96,600    13.07%

WENDY'S                             AIKEN, SC              633,750     90,480    14.28%
WENDY'S                             CHARLESTION, SC        580,938     77,280    13.30%
WENDY'S                             N. AUGUSTA, SC         660,156     87,780    13.30%
WENDY'S                             AUGUSTA, GA            728,813     96,780    13.28%
WENDY'S                             CHARLESTON, SC         596,781     76,920    12.89%
WENDY'S                             AIKEN, SC              776,344     96,780    12.47%
WENDY'S                             AUGUSTA, GA            649,594     86,160    13.26%
WENDY'S                             CHARLESTON, SC         528,125     70,200    13.29%
WENDY'S                             MT. PLEASANT, SC       580,938     77,280    13.30%
WENDY'S                             MARTINEZ, GA           633,750     84,120    13.27%

------------------------------------------------------  --------------------------------

------------------------------------------------------  --------------------------------
PORTFOLIO TOTALS (26 Properties)                        21,970,962  2,042,598     9.30%
------------------------------------------------------  --------------------------------

Note 1: This property summary includes only property and equipment held by the Partnership as of March 31, 2002.
     2: The lease was terminated and the equipment sold to Hardee's Food Systems in conjunction with their assumption of the Terratron leases in November 1996.
     3: These leases were assumed by Hardee's Food Systems at a reduced rental rate from that stated in the original leases.
     4: The lease with Hardee's Food Systems was terminated as of April 30,
        2001. A new lease with Omega Restaurants was negotiated and monthly rent commmenced in October 2001.
     5: The tenant vacated the property in February 2002, however, Village Inn remains liable until a lease termination agreement with Management is executed.
     6: Management received notice that Hardee's Food Systems intends to close this restaurant in April 2002. Hardee's will remain liable until a lease termination agreement with Management is executed.

                                   Page 2 of 2